May 11, 2021

VIA EDGAR
==========
Mindy Rotter
Senior Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Hillman Capital Management Investment Trust (the “Trust”); File Nos. 333-44568 and 811-10085

Dear Ms. Rotter,
On April 29, 2021, you provided comments by telephone to Tanya Boyle to the annual report of the Hillman Value Fund, a former series of the Trust (the “Fund”). Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Greenberg Traurig LLP to make on behalf of the Trust.
Comment 1. The Fund held derivatives during the period reported; however, the management discussion and analysis (the “MD&A”) doesn’t discuss the impact of derivatives on the performance of the Fund. If performance was materially impacted by the use of derivatives, then the MD&A should include an explanation of that impact.
Response. The impact of the derivatives used during the period is noted at the end of paragraph 2 of the performance summary section of the MD&A, which notes that the income generated from option writing nominally benefitted performance.
Comment 2. In the most recent Form N-CEN, the Fund responded “no” to item C.6.a. regarding whether the Fund authorized to engage in securities lending transactions. However, the Fund’s prospectus says that it may engage in securities lending. Please explain the discrepancy.
Response. Securities lending is not mentioned in the Fund’s prospectus. It is included in the Fund’s SAI should the Board ever authorize such an arrangement, but the Fund is not currently authorized by the Trust’s board to engage in securities lending.

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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle